Exhibit 21

SUBSIDIARIES OF OVERSEAS PARTNERS LTD.

Entity	Jurisdiction of Incorporation
Overseas Partners Re Ltd.	Bermuda

Overseas Partners Assurance Ltd.	Bermuda

OPL Group Investment Ltd	Bermuda

Overseas Capital LLC	Delaware

Overseas Capital Business Trust	Massachusetts